                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C.  20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                       ANCHOR PACIFIC UNDERWRITERS, INC.
                       ---------------------------------
                                (Name of Issuer)

                                 Common Shares
                                 -------------
                         (Title of Class of Securities)

                                  033 066 101
                                  -------------
                                 (CUSIP Number)

                        WARD NORTH AMERICA HOLDING, INC.
                         610 W. Ash Street, Suite 1500
                              San Diego, CA 92101
                             Attn: Jeffrey S. Ward
                            Chief Executive Officer

                (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 24, 2000
                               ------------------
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [_].

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                        SCHEDULE 13D
--------------------------------------------------------------------------------
CUSIP No. 033 066 101                                          Page 2 of 4 Pages
--------------------------------------------------------------------------------
      1   NAME OF REPORTING PERSON    Ward North  America Holding, Inc.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
          33-0687653
--------------------------------------------------------------------------------
      2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a) [_]
                                                                        (b) [X]
--------------------------------------------------------------------------------
      3   SEC USE ONLY
--------------------------------------------------------------------------------
      4   SOURCE OF FUNDS*
          WC
--------------------------------------------------------------------------------
      5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
          TO ITEMS 2(d) or 2(d) [_]
--------------------------------------------------------------------------------
      6   CITIZENSHIP OR PLACE OF ORGANIZATION
          Purchaser is a California corporation
--------------------------------------------------------------------------------
                        7   SOLE VOTING POWER         29,253,002 Common Shares
--------------------------------------------------------------------------------
         NUMBER OF      8   SHARED VOTING POWER
          SHARES            None
       BENEFICIALLY
         OWNED BY
      EACH REPORTING
        PERSON WITH
--------------------------------------------------------------------------------
                        9   SOLE DISPOSITIVE POWER     29,253,002 Common Shares
--------------------------------------------------------------------------------
                       10   SHARED DISPOSITIVE POWER
                            None
--------------------------------------------------------------------------------
     11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 29,253,002 Common Shares
--------------------------------------------------------------------------------
     12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES
          CERTAIN SHARES*                                                   [_]
--------------------------------------------------------------------------------
     13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          86.1% of Common Shares
--------------------------------------------------------------------------------
     14   TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------
                     *SEE INSTRUCTION BEFORE FILLING OUT!
         INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
     (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
                                  ------------

Item 1.  Security and Issuer.
----------------------------

      Security:  Common Shares

      Issuer:    Anchor Pacific Underwriters, Inc.
                 1800 Sutter Street, Suite 400
                 Concord, CA 94520

                 Audie J. Dudum - Chairman

                 James R. Dunathan - President and Chief Executive Officer

                 Earl Wiklund, Sr. - Vice President, Chief Financial Officer, Secretary

Item 2.  Identity and Background.
--------------------------------

      (a) Ward North America Holding, Inc. (Reporting Person) a California corporation

      (b)  610 West Ash Street, Suite 1500
           San Diego, CA 92101

      (c) Insurance claims adjustment, claims administration and risk management services.

      (d)  None.

      (e)  None.

      (f)  N/A

Item 3.  Source and Amount of Funds or Other Consideration.
----------------------------------------------------------

      Funds of the Reporting Person. Amount of funds required to purchase securities held plus the exercise of all warrants or other rights to purchase now held is $4,650,000, assuming the Issuer, in accordance with certain restrictions in its Certificate of Designation, issues no further shares of its Common Stock or other securities convertible into its Common Stock to third parties hereafter.

Item 4.  Purpose of Transaction.
-------------------------------

      The purpose of the acquisition of securities of the Issuer is to commence a process through which the Reporting Person will acquire majority voting and pecuniary control of the Issuer and obtain the right for further control of the Issuer. The Reporting Person and Issuer have negotiated an investment in Issuer which will permit Reporting Person to elect a majority of the Issuer's Board of Directors. Additionally, pursuant to the
      Securities Purchase Agreement (Exhibit D), Issuer will secure the written
                                     ---------
      consent of shareholders to increase the capitalization from 16,000,000
      Common Shares to 50,000,000 Common Shares. In connection therewith, the Issuer will prepare, file and circulate an Information Statement in conformity with Section 14(C) of the Securities Exchange Act of 1934. Approximately 21 days after circulating the Information Statement, Issuer will file an amendment to its Certificate of Incorporation with the Delaware Secretary of State which will increase the authorized shares from 16,000,000 to 50,000,000 Common Shares.

Item 5.  Interest in Securities of the Issuer.
---------------------------------------------

      (a) Reporting Person has entered into several agreements to purchase securities convertible into or exercisable for an aggregate of 29,253,002 Common Shares (86.1% of the Issuer's Common Stock) after an Amendment to the Certificate of Incorporation increases the authorized shares from 16,000,000 to 50,000,000. The investment enables Reporting Person to elect a majority of Issuer's board of directors.

           Pursuant to that certain Letter Agreement that appears as Exhibit C
                                                                     ---------
           below, Reporting Person has purchased convertible debentures for $500,000 that are convertible into 1,000,000 Common Shares. In connection with this investment, Issuer has granted five-year term warrants for the purchase of 300,000 shares of Common Stock at an exercise price of $.50 per share. Reporting Person has also purchased a conditional option for $1,000 to purchase 7,200,000 Common Shares for $1,000,000.

           In a second investment transaction more fully described in Exhibit D,
                                                                      ---------
           Reporting Person has purchased from Issuer 1,853,300 shares of Series A Convertible Preferred Stock for the purchase price of $1.079156 per share. Fully converted, the Series A Preferred Shares represent 18,533,000 shares of Issuer's Common Stock. In connection with this second transaction, Reporting Person has granted Issuer a $1,000,000 Secured Convertible Loan Facility at an interest rate of 10% per annum. Reporting Person has the power to require Issuer to accept an advance for the full $1,000,000 (or any available balance up to $1,000,000) at any time prior to March 10, 2002. This Loan Facility is convertible into 222,000 shares of the Issuer's Series A Preferred Stock at a price of $4.5045 per share. Fully converted, this Loan Facility represents 2,220,002 shares of Issuer's Common Stock.

      (b) Reporting Person has the sole power to vote all shares directly owned by such person as described in paragraph (a).

      (c) Within the last 60 days, Issuer and Reporting Person have entered into the agreements described in Item 5(a) above. The Letter Agreement dated February 18, 2000, effected February 24, 2000 that appears as Exhibit C more fully describes the purchase of
                           ---------
           convertible debentures, the five-year term warrants and the conditional option. The Securities Purchase Agreement dated March 9, 2000, effected March 10, 2000 that appears as Exhibit D
                                                                  ---------
           more fully describes the purchase of Series A Convertible Preferred Stock and the Secured Convertible Loan Facility. The price per share and units are indicated above in response to Item 5(a). Exhibits C and D indicate where and how the transactions by and between Reporting Person and Issuer were effected.

      (d)  None.

      (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships With Respect
------------------------------------------------------------------------------
         to Securities of the Issuer.
         ---------------------------

         As reported under Item 5(a) above, Reporting Person has entered into several contracts with Issuer to acquire majority voting and pecuniary control of Issuer. In connection with these transactions, Reporting Person has acquired voting power over 29,253,002 Common Shares on a fully converted basis, representing 86.1% of Issuer's authorized and outstanding Common Stock after amendment of Issuer's Certificate of Incorporation. As a result of these transactions, Reporting Person has purchased the right to elect a majority of Issuer's board of directors.

Item 7.  Material to be Filed as Exhibits.
-----------------------------------------

      A. Form of Convertible Debentures in the principal amount of $500,000 in the aggregate, convertible into 1,000,000 shares of the Common Stock of the Issuer.

      B. Form of Warrants for the purchase of 300,000 shares of the Common Stock of the Issuer at an exercise price of $.50 per share.

      C. Letter Agreement dated February 18, 2000, effected February 24, 2000, providing Reporting Person the conditional right to acquire 7,200,000 shares of the Common Stock of the Issuer for an aggregate purchase price of $1,000,000.

      D. Securities Purchase Agreement dated March 9, 2000 for 1,853,300 shares of Series A Preferred Stock and the $1,000,000 Secured Convertible Loan Facility.

Signature
---------

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the Information set forth in this statement is true, complete and correct.


Date: 03/20/00                 WARD NORTH AMERICA HOLDING, INC


                               By: /s/ Kevin P. Jasper
                                  ------------------------
                                  Kevin P. Jasper,
                                  Executive Vice President